Exhibit (10) (xli)

COOPER TIRE & RUBBER COMPANY
701 Lima Avenue, Findlay, Ohio (419) 424-6714

October 22, 2018

Christopher J. Eperjesy
125 Kintyre Lane
Orono, Minnesota 55356

Dear Chris:

I am pleased to offer you the position of Senior Vice President & Chief Financial Officer reporting directly to me. I think it goes without saying that we approach every offer with a goal of attracting and motivating the best available talent. Nevertheless, I want to emphasize that the package that we've put together for you is a reflection of the value and contribution that we expect you to bring to Cooper Tire! This letter confirms the details of the offer we discussed:

Effective Start Date

As we discussed, your tentative start date will be on or before December 12, 2018, unless circumstances require a different start date.

Base Salary

Your annualized base salary rate will be $500,000.

Annual Incentive Plan (AIP)

As Senior Vice President & Chief Financial Officer, your annual bonus target will be 75% of base salary. You will participate in the Corporate bonus plan, which can pay from 0% to a maximum of 200% depending on our performance against annual goals. You will begin participation in the AIP as of your date of hire.

Long-Term Incentive Plan (LTIP)

Subject to the formal approval of Cooper’s Compensation Committee, you will begin participation in the Long-Term Incentive Plan (LTIP) effective January 1, 2019. Your long-

Nothing in this offer is intended to imply that your employment is for any specific period of time, or that you are guaranteed a job with the Company. Both you and the Company have the right to terminate your employment at any time for any reason or for no reason with or without notice. Any agreement for employment for a definite period of time must be in writing and must be signed by an officer of the Company.

term incentive opportunity is targeted at 190% of base salary, a portion of which is typically awarded in restricted stock units (RSUs), performance shares and performance cash, to provide a direct link between the interests of our shareholders and the executive management team. Performance shares and performance cash can earn from 0% up to 200% of target based upon performance against plan goals.

Special Award of Restricted Stock Units

In addition to the important compensation elements and programs noted above, we are pleased to offer a one-time RSU award of 15,000 shares of Cooper Tire stock. The value of the RSU award is approximately $375,000, using stock price of $25/share. The RSU award would vest four years from the date of the award.

Starting Bonus

We are also pleased to offer you a starting bonus in the amount of $175,000, contingent on you starting work with Cooper Tire no later than December 12, 2018. The starting bonus, which is subject to standard withholding taxes, will be paid in the first quarter of 2019.

Overview of Total Compensation Package

The table below lays out your new compensation package.

Base Salary	$500,000
Annual Bonus Target %	75%
Annual Bonus Target $	$375,000
Total Target Cash Compensation	$875,000
LTI Target %	190%
LTI Target $	$950,000
Total Target Compensation	$1,825,000

Other Compensation Elements
Starting Bonus	$175,000
RSU Award Value	~$375,000

Stock Ownership Requirement

As SVP & Chief Financial Officer, you will have a stock ownership requirement of 3X your base salary to be achieved over the first five years of employment with the Company.

CIC Severance Pay Plan

Nothing in this offer is intended to imply that your employment is for any specific period of time, or that you are guaranteed a job with the Company. Both you and the Company have the right to terminate your employment at any time for any reason or for no reason with or without notice. Any agreement for employment for a definite period of time must be in writing and must be signed by an officer of the Company.

As SVP & Chief Financial Officer, you will be approved to participate in the Company's Change in Control Severance Pay Plan. This plan provides special benefits and protections to the approved participants upon certain change in control events.

Nonqualified Supplementary Benefit Plan

You will be eligible to participate in Cooper Tire’s Nonqualified Supplementary Benefit Plan (NQSBP) under the standard terms of the plan and as such program may be amended, suspended, or terminated from time to time. The NQSBD is a non-elective plan designed to compensate for the loss of certain benefits under the Company’s qualified 401(k) plan due to IRS limitations.

Benefits, Including Vacation Allowance

You will be eligible to participate in Cooper's health and welfare benefits and retirement savings programs under the standard terms of those plans and as such programs may be amended, suspended, or terminated from time to time. In addition to eligibility for the Company's standard benefit plans and programs, you have also been granted eligibility for four weeks of vacation accruing at 1.6667 days per month of employment. You will have eleven paid holidays per year, ten designated and one floating holiday.

Relocation

The Company will extend to you the relocation policy which we provide to executive transferees, which includes assistance with the sale of your current home among other features.

In addition to the support provided in our normal policy, and as indicated in a call with John Bollman, we acknowledge that you will not relocate until sometime after the current school year ends. As a result, you will likely incur temporary living costs as well as transportation costs to/from your home in Minnesota during this temporary living period which may exceed the Flex Allowance of $30,000. Should that be the case, we will cover all those reasonable costs which exceed that allowance.
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Special Executive Perquisites

We believe it is prudent to business continuity that our key executives be physically and financially fit to perform the duties of what are necessarily demanding positions. To assist in that regard, you will be provided with an annual allowance of up to $15,000 for an executive physical exam and financial planning/tax preparation services. We also expect and encourage our executives to avail themselves of these services.

Your Pledge to Cooper Tire

Nothing in this offer is intended to imply that your employment is for any specific period of time, or that you are guaranteed a job with the Company. Both you and the Company have the right to terminate your employment at any time for any reason or for no reason with or without notice. Any agreement for employment for a definite period of time must be in writing and must be signed by an officer of the Company.

In exchange for the benefits associated with this offer, you make the following promises relative to the protected interests of Cooper Tire.

Repayment of Benefits

Should you voluntarily terminate your employment with Cooper for any reason, you will repay all relocation expense incurred by Cooper as follows: 1) 100% if termination occurs on or before your first-year service anniversary, 2) 50% if termination occurs after your first-year service anniversary but before your second-year anniversary, and 3) 0% after your second-year service anniversary.

Confidentiality & Non-Compete Agreement

In exchange for the opportunity set forth in this offer, you agree to execute a Cooper Tire & Rubber Company Confidentiality & Non-Compete Agreement (copy attached).

Chris, I am confident in your ability to make meaningful and measurable contributions to our future success, and the offer we have extended to you reflects the value we place in you and the expectations we have for you. While it is important to understand that various provisions of this offer are governed by plan documents and programs which may be modified or curtailed in the future, we have endeavored to tailor a package that meets your particular needs and one which is commensurate with the significant role that you will play for Cooper.

We look forward to your formal acceptance of this offer. The one contingency which we need to address before your start date is a pre-employment drug screen. We should be able to arrange something in the Orono, Minnesota area. Please feel free to call John Bollman or me if you have any questions. Otherwise, we look forward to a favorable response and you joining the Cooper team very soon.

Sincerely,
/s/ Bradley E. Hughes

Bradley E. Hughes
President & CEO

Enclosures

Accepted By:

_/s/ Chris Eperjesy __________10/22/2018 _

Nothing in this offer is intended to imply that your employment is for any specific period of time, or that you are guaranteed a job with the Company. Both you and the Company have the right to terminate your employment at any time for any reason or for no reason with or without notice. Any agreement for employment for a definite period of time must be in writing and must be signed by an officer of the Company.

Chris Eperjesy    Date

Nothing in this offer is intended to imply that your employment is for any specific period of time, or that you are guaranteed a job with the Company. Both you and the Company have the right to terminate your employment at any time for any reason or for no reason with or without notice. Any agreement for employment for a definite period of time must be in writing and must be signed by an officer of the Company.